1275 Pennsylvania Ave., NW Washington, DC 20004-2415 202.383.0100 Fax 202.637.3593 www.sutherland.com	ATLANTA AUSTIN HOUSTON NEW YORK WASHINGTON DC

JAMES M. CAIN
DIRECT LINE: 202.383.0180
E-mail: james.cain@sutherland.com

December 15, 2009

Via Messenger and edgar submission

Jennifer Gowetski, Esq.
Senior Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	United States Brent Oil Fund, LP Registration Statement on Form S-1 Filed September 18, 2009 Registration No. 333-162015

Dear Ms. Gowetski:

On behalf of the United States Brent Oil Fund, LP  (the “Registrant”), enclosed for your convenience is a courtesy copy of Pre-Effective Amendment No. 1 (the “Amendment”) to the above-captioned Registration Statement on Form S-1.  The Amendment was filed with the Commission on December 15, 2009.  The enclosed copy has been marked to show changes from the initial filing of the Registration Statement.  In the Amendment, the Registrant has made changes in response to your comments, updated certain information, and made certain other stylistic and formatting changes.

Also, we are providing the Registrant’s responses to your comments of October 14, 2009 to the Registration Statement.  Each of your comments is set forth below, followed by the Registrant’s response.

SUTHERLAND ASBILL AND BRENNAN LLP

Jennifer Gowetski, Esq.
December 15, 2009

General

1.	We note that you appear to be a registered commodity pool. Please confirm to us that you have filed this registration statement with the National Futures Association for their review.

Response:  The Registrant confirms that it has filed a copy of the Registration Statement with the National Futures Association (“NFA”) and is concurrently filing a copy of the Amendment with the NFA.

2.
Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only.  Please be aware that we will need time to review these materials.  In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus.  Please refer to Release No. 33-6900 (June 17, 1991) and, by analogy, to Item 19D of Guide 5.

Response:  The Registrant will provide the Staff with all marketing materials, as required by Item 19 of Guide 5, for its review prior to the Registrant’s use of such material.  Specifically, the Registrant will provide the Staff with screen-shots of its website and a fact sheet once such materials have been prepared.  The website and the fact sheet will be substantially similar to the websites and fact sheets used by the United States Oil Fund, LP (“USOF”), the United States Natural Gas Fund, LP (“USNG”), the United States 12 Month Oil Fund, LP (“US12OF”), the United States Gasoline Fund, LP (“UGA”), the United States Heating Oil Fund, LP (“USHO”), the United States Short Oil Fund, LP (“USSO”) and the United States 12 Month Natural Gas Fund, LP (“US12NG”), all of which were previously approved by the Staff.

Cover Page of the Prospectus

3.	Please disclose the date that the offering will end as required by Item 501(b)(8)(iii) of Regulation S-K.

Response:   The Registrant has revised the prospectus cover page to clarify that the offering will terminate when all units registered under the registration statement have been sold or three years after the date of effectiveness of the registration statement, as required by Rule 415(a)(5) under the Securities Act of 1933, as amended (the “Securities Act”).

4.
We note that you are registering $2.5 billion worth of shares of your common stock.  Please confirm to us that you reasonably expect to offer and sell this amount in the next two years.  Refer to Rule 415(a)(2).

Jennifer Gowetski, Esq.
December 15, 2009

Response:  The General Partner of the Registrant confirms that it reasonably expects to sell $2.5 billion worth of units during the first two years following effectiveness of the registration statement, consistent with the guidelines set forth in Rule 415(a)(2) under the Securities Act.  As basis for this view, the General Partner notes that USOF and USNG have, through August 31, 2009, have sold an aggregate of $22.9 billion and $9.5 billion, respectively, worth of units since inception.  In addition, since the proposed offering is a continuous offering of units whereby Authorized Purchasers may create baskets of units on any given day, it is imperative that the Registrant have units available to issue in connection with the sale of Creation Baskets.  Having insufficient units registered for sale could have a materially adverse effect on the Registrant’s ability to conduct its business and track its benchmark.

5.
We note your statement in the second risk factor that “[i]f certain correlations do not exist, then investors may not be able to use USBO as a cost-effective way to invest in crude oil or as a hedge against the risk of loss in crude oil-related transactions.”  Please revise to briefly explain what you mean by “if certain correlations do not exist.”

Response: The Registrant notes that this statement refers to the correlations described in the preceding sentences of the summary risk factor which are reprinted below.

There is the risk that the changes in the price of USBO’s units on the NYSE Arca will not closely track the changes in the price of Brent crude oil. This could happen if the price of units traded on the NYSE Arca does not correlate closely with USBO’s NAV; the changes in USBO’s NAV do not closely correlate with the changes in the price of the Benchmark Futures Contract; or the changes in the price of the Benchmark Futures Contract do not closely correlate with the changes in the cash or spot price of Brent crude oil.

Principal Investment Risks if an Investment in USBO, page 3

6.	Please include a statement, if true, that there are no limits on the amount of leverage that you may use. Please make similar revisions to your risk factor on page 25 and your disclosure on page 56.

Response:  As noted on page 1 of the prospectus, the Registrant intends to fulfill its investment objective by taking positions in Futures Contracts and Other Crude Oil Interests to the fullest extent possible without being leveraged.  Since the Registrant’s investment objective is to track its Benchmark Futures Contract, not exceed it, it does not intend to utilize leverage, even though the Amended and Restated Limited Partnership Agreement would allow the Registrant to utilize leverage.  Since the prospectus clearly states that the Registrant does not intend to utilize leverage to meet its investment objective, it believes that additional disclosure stating that there are no limits on the amount of leverage it could employ would be potentially confusing to investors.  The Registrant notes that none of the other public commodity pools managed by the General Partner have employed leverage in connection with meeting their respective investment objectives.  To the extent it determines to utilize leverage at some point in the future, such a change would be reflected in a prospectus supplement.

Jennifer Gowetski, Esq.
December 15, 2009

7.	Please revise to briefly quantify in the second bullet point on page 6 the fees and expenses that USBO will pay regardless of whether it is profitable.

Response:  The Registrant has included disclosure of the fees and expenses that it will incur in numerous locations throughout the prospectus, including elsewhere in the Summary on page 10.  In addition, the full risk factor on page 22 provides more fulsome disclosure about the expenses that the Registrant will be obligated to pay regardless of whether it is profitable.  The existing disclosure in the bullet point on page 6 is meant to be a summary of the risk factor included on page 22 related to the expenses of the Registrant.  If the Registrant were to expand the bullet point, as requested, by describing the specific arrangements with the General Partner, the futures commission merchant, NYMEX and others, the bullet point would simply repeat what is already included on pages 10 and 22 as well as in other locations throughout the prospectus and would include repetitive disclosure within the Summary section of the prospectus.  As such, the Registrant does not believe that making this revision would provide meaningful disclosure to prospective investors.

Breakeven Analysis, page 7

8.
We note your disclosure in footnote 3 that the breakeven analysis assumes the sale of $5,000,000 in securities.  Your disclosure in footnote 5 is based on having $30 million in assets.  Please explain this discrepancy.

Response:  The $30 million figure included in footnotes 5, 6 and 7 represents the General Partner’s estimate of the size of USBO over the next 12 months in order to arrive at estimates of a breakeven point for investors relating to fixed cost expenses, such as registration fees, directors’ fees and fees relating to tax accounting and reporting.  The example included as part of footnote 3 is intended solely to provide information relating to the brokerage commissions expressed as a percentage of net assets that USBO expects to pay over the 12 months following the commencement of the offering.  The Registrant believes that using the sale of one basket as an example is the cleanest way to provide investors with information as to how the estimated percentage was derived.  In addition, since the commissions are expressed as a percentage of net assets, the calculation is not affected by the total assets under management.  As a result, the Registrant believes that the information contained in the footnotes to the breakeven table is not inconsistent or confusing to investors and has not revised the footnotes accordingly.

Jennifer Gowetski, Esq.
December 15, 2009

The Offering, page 29

9.
We note your disclosure in the risk factor on page 24 relating to intellectual property rights that you have a patent pending and that you are registering trademarks.  In future filings please provide the disclosure required by Item 101(c)(iv) of Regulation S-K.

Response:  At this time the patent noted on page 24 is pending and, therefore, has not been issued.   Item 101(c)(iv) of Regulation S-K requires disclosure relating to patents held by the issuer.  In addition, the patent referred to in this section is not material to the operations of USBO and, therefore, the Registrant submits that adding disclosure to future filings with the Commission would not be meaningful to investors.

With respect to trademarks that are being registered, the Registrant has revised its disclosure under the heading, “Patent Application Pending” in response to your comment.

10.
We note your disclosure on page 32 that Mr. Love is no longer registered with the CFTC as an Associated Person of the General Partner.  Please explain what impact this has, if any, on his ability to perform as your portfolio operations manager.  For example, please disclose whether his status will limit his ability to make or recommend certain investments on your behalf.

Response:   Mr. Love withdrew his registration as an Associated Person after consultation with the National Futures Association and in recognition of the fact that his responsibilities do not include solicitation efforts on behalf of the General Partner or any of the pools operated by the General Partner.  Mr. Love continues to be registered as a Principal of United States Commodity Funds LLC, the General Partner, and, in such capacity, has the ability to execute trades on behalf of the pools operated by the General Partner.  Mr. Love no longer being registered as an Associated Person with the National Futures Association, therefore, has no effect on his ability to fulfill his responsibilities for the funds.

Prior Performance of the General Partner and Affiliates, page 33

Performance of the Related Public Funds, page 35

11.	Please describe the expenses included in the line item “Other Amounts Paid” in each of the tables presented in this section.

Response:  The Registrant has added footnote disclosure indicating what comprises “Other Amounts Paid.”

Transfer of Units, page 61

12.	We note that consent to transfer units may be withheld by the General Partner. Please disclose the circumstances where the General Partner would choose to withhold consent.

Jennifer Gowetski, Esq.
December 15, 2009

Response:  The Registrant notes that the language on page 61 regarding transfers of units applies to situations where a unitholder first becomes a limited partner of the Registrant and subsequently seeks to transfer a portion or all of its units to a transferee who must then be admitted as a substitute limited partner of the Registrant.  In connection with the transfer of units from the limited partner to the transferee, the transferee must, among other things, be bound by the Amended and Restated Limited Partnership Agreement, request admission as a limited partner, grant powers of attorney to the General Partner and make the consents and waivers required in the Amended and Restated Limited Partnership Agreement.  Failure to comply with these requirements may result in the General Partner withholding its consent to the transfer of the units.  In addition to the above, the General Partner may also withhold its consent in situations where the transfer of units may be unlawful or whether a governmental authority is investigating the transferor or transferee.  As noted on page 61, if consent is withheld by the General Partner, the transferee becomes an assignee that has an interest in the Registrant equivalent to that of a limited partner with respect to allocations and distributions.

Withdrawal of Limited Partners, page 62

13.
We note that you may remove a limited partner for any reason in your sole discretion.  Please disclose the typical circumstances where you would choose to exercise your discretion to remove a limited partner.

Response:  The Registrant preliminarily notes that unitholders who purchase their units on the NYSE Arca or directly from an Authorized Purchaser are not deemed to be limited partners of the Registrant unless they affirmatively apply with the General Partner to become limited partners.  Therefore, the ability of the General Partner to remove limited partners for any reason with sufficient notice does not extend to unitholders who purchase and sell their securities over NYSE Arca, unless such individuals or entities apply to become limited partners.  The Registrant supplementally notes that unitholders who purchase their units over NYSE Arca rarely apply to become limited partners.  On page 67, the Registrant has included an example of a  situation where the General Partner may remove a limited partner, which is reprinted below:

(ii) the limited partner’s ownership of units would result in the violation of any law or regulations applicable to the partnership or a partner.

In addition to the above, and by way of example, the General Partner may also remove a limited partner if such entity is involved in a merger or liquidation and no longer is in existence.

Marketing Agent and Authorized Purchasers, page 63

14.	Please identify all authorized participants known to you as of the time of effectiveness of this registration statement that will participate in the initial offering.

Jennifer Gowetski, Esq.
December 15, 2009

Response:  The Registrant will disclose all known authorized purchasers in a subsequent pre-effective amendment.  The Registrant expects that, at the time of effectiveness of the registration statement, only the Initial Authorized Purchaser will have signed an Authorized Purchaser Agreement with the Registrant.

15.	Please disclose that any difference between the purchase price and the resale price will be deemed underwriting compensation.

Response:  The Registrant notes that this disclosure is already found on the cover page of the prospectus as well as page 69 under the sub-heading, “Marketing Agent and Authorized Purchasers.”

Financial Statements and Notes

Note 2 – Summary of Significant Accounting Policies

Offering Costs, page F-5

16.
Tell us what consideration was given to disclosing the amount of organizational and offering costs incurred to date.  In that regard, if any material amounts were incurred subsequent to the balance sheet date, this information should at a minimum be disclosed as a subsequent event.

Response:  In the Amendment, the Registrant has included unaudited financial statements through September 30, 2009 and has included disclosure in Note 1 to the unaudited financial statements relating to the amount of offering-related expenses funded by the General Partner in connection with the proposed offering.

United States Commodity Funds LLC and Subsidiaries

Note 2 – Summary of Significant Accounting Policies

Principles of Consolidation, page F-16

17.
The note indicates that as of December 31, 2008, the Funds were no longer consolidated by the General Partner.  Please revise to clarify whether this disclosure relates to all Funds or those that have gone effective as of the date of the General Partner’s financial statements.  Also, for those Funds that are not being consolidated, tell us and revise your disclosures to discuss the basis for not consolidating these Funds based upon the guidance within FIN 46R, SOP 78-9 and EITF 04-5.

Response: The General Partner consolidates the limited partnerships it forms (the “Public Funds”) when they are formed and when the General Partner and initial limited partner (a related entity under common control, the “Affiliate”) contributes $1,000 in connection with their formation. The General Partner consolidates the Public Funds upon formation since, at such time it has control over the Public Funds and it, along with the initial limited partner, owns the entire economic interest or capital in the Public Funds. When the Public Funds commence operations and issue creation basket(s) to the initial Authorized Purchaser, the General Partner and the initial limited partner withdraw 100% of their economic interest in the Public Funds. Once they have withdrawn their interest, the only capital in the Public Funds is that of the Authorized Purchaser in connection with the purchase of creation basket(s).

Jennifer Gowetski, Esq.
December 15, 2009

SOP 79-8 provides guidance on accounting for investments in real estate ventures and does not apply to regulated investment companies and other entities that are required to account for investments at quoted market value or fair value.  The Public Funds are investment partnerships, similar to investment companies which are required to carry their investments at fair value. If the General Partner retained an ownership interest in the Public Funds, it would be required to carry such interest at fair value on its balance sheet.

SOP 79-8 refers to EITF Issue No. 04-5 (“EITF”) for further guidance. The EITF applies to determining whether a General Partner controls a limited partnership when the limited partners have certain rights. The EITF states that consolidation is not appropriate in circumstances where a general partner, in accordance with generally accepted accounting principles, carries an investment in the limited partnership at fair value. In addition, the EITF refers to kick-out rights by unit holders and states in paragraph 9 “that if unitholders possess substantive kick-out rights, presumption of control by the general partner would be overcome and the general partner would account for its investment in the limited partnership using the equity method of accounting.” In the limited partnership agreements for the Public Funds, a majority of unitholders (66 2/3) can vote to replace the General Partner which would negate the presumption of control noted above.

The scope of SOP 79-8 and EITF Issue No. 04-5 was not intended to be applied to investment companies or investment partnerships such as the Public Funds. The Public Funds are commodity funds and not operating companies, nor are they real estate limited partnerships and, therefore, would not fall under the scope of these pronouncements.

The General Partner of the Public Funds, has an element of control over the Public Funds since it runs their day-to-day activities and investment decisions. Just as a sponsor of an investment company is deemed to have control of such investment company, it is required to carry its investment in the investment company using the equity method of accounting.  If the General Partner had an investment in the Public Funds, it would also carry such investment using the equity method of accounting.  However, as noted above, once a Public Fund commences operations, the General Partner redeems its interest in such Public Fund and no longer has an ownership interest in the Public Fund.

The General Partner relies on the guidance of SOP 07-1 which describes when fair value accounting or the equity method of accounting should be used by an investor, sponsor or General Partner to account for its investment in an investment company or entity (limited partnership) which qualifies as an investment company under the scope of this guide. This SOP defines the Public Funds as investment companies for the use of fair value accounting.  Paragraph 30 of SOP 07-1 states, “An investment company that is within the scope of the Guide may be (a) a subsidiary of another company (b) an investment of an investor that has the ability to exercise significant influence over the investment company and applies the equity method of accounting to its investment in the entity (referred to collectively as parent company or equity method investor).”  If so, the investment accounting should be retained in the financial statements of the parent company or equity method investor.

Jennifer Gowetski, Esq.
December 15, 2009

If the General Partner was required to consolidate the assets, liabilities, income and expenses of the Public Funds in its financial statements by virtue of having “control” of the Public Funds as stated in SOP 79-8 and EITF Issue No. 04-5, the financial statements of the General Partner would reflect an increase in assets and liabilities of billions of dollars, all of which would be treated as a non-controlling interest recorded in the equity section (prior to January 1, 2009, minority interest above the equity section) of the balance sheet.  Since the General Partner has no equity interest in any of the Public Funds after the initial creation basket is issued (commencement of operations), this treatment would not accurately characterize the nature of the General Partner’s interest, or lack thereof, in the Public Funds.

Part II, page II-1

Item 13. Other Expenses of Issuance and Distribution, page II-1

18.	We note you list the amount of the SEC registration fee as $49,125. However, on the front cover, the registration fee is listed as $139,500. Please revise to address this discrepancy.

Response:  The Registrant has revised its disclosure in response to your comment.

Exhibits

19.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review.

Response:  We will file the required exhibits, including the legal and tax opinions, with a subsequent pre-effective amendment.

20.	Please tell us why you are filing the “Form of” various agreements. Explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.

Jennifer Gowetski, Esq.
December 15, 2009

Response:   To the extent possible, the Registrant will file final copies of material contracts in subsequent pre-effective amendments to the registration statement.  Certain material contracts will be executed immediately prior to effectiveness and, as a result, the Registrant may not be able to file such agreements in executed form.  However, Instruction 1 to Item 601(a) of Regulation S-K permits issuers to file “form of” agreements so long as there are not material differences between the “form of” the agreement and the executed version of such agreement.  Prior to effectiveness, the Registrant will ensure that any material agreements filed as “form of” agreements are not materially different than the executed versions of such agreements.

*                      *                       *

We hope that you will find these responses satisfactory.  If you have questions or further comments regarding this Amendment, please call the undersigned at 202.383.0180.

  Sincerely,

/s/ James M. Cain

James M. Cain
Enclosure

cc:	Nicholas D. Gerber
W. Thomas Conner, Esq.